[BAKER BOTTS L.L.P. LOGO]                     2001 ROSS AVENUE        AUSTIN
                                              DALLAS, TEXAS           BAKU
                                              75201-2980              DALLAS
                                              214.953.6500            HOUSTON
                                              FAX 214.953.6503        LONDON
                                                                      MOSCOW
                                                                      NEW YORK
                                                                      RIYADH
                                                                      WASHINGTON



January 19, 2005

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0405
Washington, D.C. 20549

      Re:   DAWSON GEOPHYSICAL COMPANY
            REGISTRATION STATEMENT ON FORM S-3
            FILE NO. 333-121236

            FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004
            FILED DECEMBER 10, 2004
            FILE NO. 0-10144

            DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
            FILED DECEMBER 10, 2004

Ladies and Gentlemen:

      On behalf of Dawson Geophysical Company (the "Company"), we have electronically transmitted herewith Amendment No. 1 to the above-referenced Registration Statement ("Amendment No. 1"), which has been marked to indicate the changes in the Amendment. In addition, we have today forwarded, by way of overnight delivery, five marked copies of the Amendment No. 1, c/o Jason Wynn, for the convenience of the Staff.

      This letter responds to the Staff's letter of comment, dated January 12, 2005, on behalf of the Company. The numbering below corresponds to the numbering used in the comment letter.

General

1.    COMMENT:

       Because some of our comments might apply to disclosure that appears in more than one place, please make corresponding changes to all affected disclosure, wherever it appears in your documents. For example, make corresponding revisions to the Risk Factors disclosure that appears in your Form 10-K.
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Securities and Exchange Commission   - 2 -                      January 19, 2005


       RESPONSE:

       Where the staff's comments apply to more than one section of the Registration Statement, we will make the indicated change in each section. In addition, we acknowledge that a number of the staff's comments apply both to the Company's Registration Statement and to its Form 10-K. As a result, we intend to file an amendment to our Form 10-K reflecting these changes as soon as we have resolved all of the Staff's comments.

2.    COMMENT:

       You frequently use industry or technical terms without explaining the terms to the reader. Whenever possible, provide disclosure regarding your business that will be comprehensible to those without industry expertise. For example, at page 19 of the prospectus, you refer without explanation to "vibrator energy sources" and also indicate:

       "Shear waves are another type of seismic energy propagation, analysis of which may allow for a more detailed picture of the earth's subsurface. Our equipment includes energy sources and geophones capable of generating and recording shear waves."

       RESPONSE:

       At the request of the Staff, we have reviewed the description of our business contained in the prospectus for industry or technical terms that might not be comprehensible to a reader without industry expertise. As a result, we have added substantial disclosure under the caption "Business Description" beginning on page 21 of Amendment No. 1 to help readers understand the Company's business and how it operates. In such disclosure and elsewhere, we have also clarified the meaning of such terms, including the meaning of "vibrator energy sources," "geophones," "shear waves," "seismic data," the "2-D" and "3-D" methods and "recording channels."

                                    FORM S-3

General

3.    COMMENT:

      Fill in blanks, provide updated and current disclosure and supply all omitted exhibits. For example, we refer you to pages 1 (new crew scheduled for January 2005), page 8 (proceeds), page 23 (five year experience with titles or positions held by Mr. Nelson), page II-1 (estimated amounts), as well as exhibits 1.1 and 5.1. We may have additional comments once you provide this information. If any of this information might change prior to effectiveness of the registration statement, you may include brackets or other means to make this clear.
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Securities and Exchange Commission   - 3 -                      January 19, 2005


       RESPONSE:

       We have updated the information on page 1 and elsewhere in the prospectus (on pages 2, 8, 16, 20 and 22) to reflect the fact that the Company added a tenth seismic data acquisition crew in January 2005. We have also updated the "Use of Proceeds" section on page 8 of Amendment No. 1 to reflect our current plans and intentions. Likewise, we have added the five-year experience title and position information for Mr. Nelson on page 25 of Amendment No. 1 per the Staff's request.

       For the Staff's information, we intend to file an additional amendment prior to circulation of a preliminary prospectus. That amendment will include numbers and disclosure relating to the Company's fiscal first quarter. Accordingly, to the extent that any blanks remain or exhibits not filed in Amendment No. 1 (other than pricing information), these will be completed or filed in the next filing.

Table of Contents, page ii

4.    COMMENT:

      The first and last sentences in the paragraph following the table are inappropriate. For example, you incorporate information by reference yet suggest that readers may only rely on the prospectus. Another example of inappropriate language is the suggestion at page 24 that the descriptions of your stock and corporate documents are incomplete, rather than making clear that you have summarized accurately the material provisions in each case. Please revise accordingly.

      RESPONSE:

      We have revised the first and last sentence of the paragraph following the Table of Contents on page ii of Amendment No. 1 to reference information incorporated by reference into the prospectus and to make it clear that readers may rely on such information as well as the information contained in the prospectus.

      In addition, we have revised the language in the first paragraph under the caption "Description of Our Capital Stock" on page 26 to clarify that the information presented is a summary of the material provisions of the certificate of incorporation and bylaws.

Prospectus Summary, page 1

5.    COMMENT:

      You include assertions at pages 1, 2 and 13 regarding your status as "the" leading provider, although the disclosure at page 13 includes an additional limitation on the assertion. Provide us with independent supplemental support for these assertions, and revise the disclosure as appropriate. For example, clarify whether your leadership status
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Securities and Exchange Commission   - 4 -                      January 19, 2005


      is based upon total revenues, market share or some other criteria. We may have additional comments.

      RESPONSE:

      The assertions regarding the Company's status as the leading provider contained on pages 1, 14 and 20 have been revised to read substantially as follows:

      "We are the leading provider of onshore seismic data acquisition services in the United States as measured by the number of active data acquisition crews."

      We have added this disclosure to make it clear to readers that the basis for our assertion of a leading position is the number of active crews.

      Additionally, the Company has provided, supplementally for the staff's review, independent support for this assertion. Please find attached as Annex A a copy of World Geophysical News, Volume 16, Number 23 (December 15, 2004). World Geophysical News is widely recognized as the leading third-party publication in the seismic data acquisition industry. Page 7 of this publication demonstrates that, as of October 2004, there were 41 onshore seismic data acquisition crews operating in the United States. At this time, the Company had 9 of such crews (as reported on page 11), all of which operated onshore. The closest competitor operating in the United States, Veritas DGC, is listed (on page 12) as having 9 crews total, 2 of which are offshore crews operating in the Gulf of Mexico and not part of our market segment (see pages 14-15). All other companies operating crews in the United States onshore market are reported as having between 1 and 4 active crews.

      As demonstrated by the focus of this publication, the Company believes that crew count is the accepted method of recognizing leaders in the Company's industry, and is essentially representative of market share in the industry. In addition, the Company believes that the crew count measure for the seismic survey industry is comparable to "rig count" which is widely recognized as a key measure of oil and gas company strength in the drilling industry.

      We note that the Company also believes that it would be the leader in its industry if the measure of its leading position were in terms of revenues or recording channel count (both important factors in measuring dominance in the seismic data acquisition industry). However, because there are no independent third-party sources reporting this type of information for the industry, the Company believes that crew count is the best measure of its leading position and has reflected this in the disclosure.
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Securities and Exchange Commission   - 5 -                      January 19, 2005


6.    COMMENT:

      Because you need to include a discussion of all material risk factors in your Risk Factors section, revise the disclosure at page 2 to eliminate the suggestion that the reader might need to read through all the materials in order to find this information.

      RESPONSE:

      Per your request, the disclosure at page 2 (suggesting that the reader might need to read through all the materials in order to find Risk Factor information) has been eliminated.

Risk Factors, page 5

7.    COMMENT:

      Eliminate language that tends to mitigate the risk you discuss. Examples include "[h]owever, we have attempted to reduce," "we have not suffered any material losses of equipment," "[w]e have not experienced any material loss," we carry "adequate insurance" and "[a]lthough such expenditures have historically not been material." Also, rather than indicating that there is no "assurance" or that you "cannot assure" a particular outcome, instead focus on the potential harm to you or this investor.

      RESPONSE:

      At the request of the Staff, we have reviewed the language contained in the "Risk Factors" section beginning on page 5 of the prospectus and have eliminated language that tends to mitigate the risks discussed. We have also revised the disclosure to focus on the potential harm to us or investors rather than indicating that we cannot assure a particular outcome.

      These revisions have been reflected in changes to the first, fourth, sixth, eighth, ninth, tenth and eleventh risk factors.

8.    COMMENT:

      Focus your subheadings and text to identify the risk and potential harm concisely and precisely. You provide excess detail in the first risk factor, for example. Several captions merely state facts and fail to describe the risk that follows, including without limitation, "Our business is dependent on prices for oil and gas," "We face intense competition in our business," "Capital requirements for our operations are large and our ability to finance these requirements could be affected" and "Certain provisions of our charter and bylaws and our shareholder rights plan may make it difficult."
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Securities and Exchange Commission   - 6 -                      January 19, 2005


      RESPONSE:

      At the request of the Staff, we have examined the captions used for each of the risk factors and modified certain of those captions to ensure that the precise risk identified by the Company, as well as the possible consequence of the risk should it materialize, are clearly stated. We have also revised the first risk factor to eliminate excess detail. The old and new captions for the renamed risk factors are restated below:

             Old Caption                                New Caption

OUR BUSINESS IS DEPENDENT ON PRICES       IF OIL AND GAS PRICES OR THE LEVEL OF
FOR OIL AND GAS AND THE LEVEL OF          CAPITAL EXPENDITURES BY OIL AND GAS
CAPITAL EXPENDITURES BY OIL AND GAS       COMPANIES WERE TO DECLINE, DEMAND FOR
COMPANIES.                                OUR SERVICES WOULD DECLINE AND OUR
                                          RESULTS OF OPERATIONS WOULD BE
                                          ADVERSELY AFFECTED.

WE FACE INTENSE COMPETITION IN OUR        WE FACE INTENSE COMPETITION IN OUR
BUSINESS.                                 BUSINESS THAT COULD RESULT IN DOWNWARD
                                          PRICING PRESSURE AND THE LOSS OF
                                          MARKET SHARE.

WE MAY BE UNABLE TO ATTRACT AND RETAIN    WE MAY BE UNABLE TO ATTRACT AND RETAIN
KEY EMPLOYEES WHICH COULD ADVERSELY       SKILLED AND TECHNICALLY KNOWLEDGEABLE
AFFECT OUR BUSINESS.                      EMPLOYEES WHICH COULD ADVERSELY AFFECT
                                          OUR BUSINESS.

CAPITAL REQUIREMENTS FOR OUR              CAPITAL REQUIREMENTS FOR OUR
OPERATIONS ARE LARGE AND OUR ABILITY      OPERATIONS ARE LARGE. IF WE ARE UNABLE
TO FINANCE THESE REQUIREMENTS COULD BE    TO FINANCE THESE REQUIREMENTS OUR
AFFECTED.                                 ABILITY TO CONTINUE OUR EXPANSION AND
                                          MAINTAIN OUR PROFITABILITY COULD BE
                                          AFFECTED.

TECHNOLOGICAL CHANGE IN OUR BUSINESS      TECHNOLOGICAL CHANGE IN OUR BUSINESS
CREATES RISKS OF TECHNOLOGICAL            CREATES RISKS OF TECHNOLOGICAL
OBSOLESCENCE AND REQUIREMENTS FOR         OBSOLESCENCE AND REQUIREMENTS FOR
FUTURE CAPITAL EXPENDITURES WHICH WE      FUTURE CAPITAL EXPENDITURES. IF WE ARE
MAY NOT BE ABLE TO MEET.                  UNABLE TO KEEP UP WITH THESE
                                          TECHNOLOGICAL ADVANCES, WE MAY NOT BE
                                          ABLE TO COMPETE EFFECTIVELY.

CERTAIN PROVISIONS OF OUR CHARTER AND     CERTAIN PROVISIONS OF OUR CHARTER AND
BYLAWS AND OUR SHAREHOLDER RIGHTS PLAN    BYLAWS AND OUR SHAREHOLDER RIGHTS PLAN
MAY MAKE IT DIFFICULT FOR A THIRD         MAY MAKE IT DIFFICULT FOR A THIRD
PARTY TO ACQUIRE US.                      PARTY TO ACQUIRE US, EVEN IN
                                          SITUATIONS THAT MAY BE VIEWED AS
                                          DESIRABLE BY OUR SHAREHOLDERS.
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Securities and Exchange Commission   - 7 -                      January 19, 2005


9.    COMMENT:

      We note as a part of your operations you must obtain right of way usage from both public and private land and/or mineral owners. Please supplementally tell us how you account for the acquired rights of way usage and how they are presented in the financial statements.

      RESPONSE:

      Although a small percentage of clients opt to obtain such rights of way directly, the Company frequently obtains such rights of way for its clients. However, if payments are required or other costs are incurred in obtaining rights of way usage, these costs are reimbursed by the clients. Accordingly, the expense of these rights of way are included in the Company's revenues and in its operating expenses.

      We may be unable to attract and retain key employees, page 6

10.   COMMENT:

      Disclose if any of your "key personnel" are not under contract, and make clear how many employees you consider to be "key." If you do not have "key person" insurance for these individuals, so indicate.

      RESPONSE:

      Because the Company does not consider any particular individual to be "key," we have revised the risk factor to eliminate the reference to "key personnel" and to focus the risk on the Company's need to find skilled and technically knowledgeable employees generally. We have also revised the risk factor to disclose that none of the Company's employees are under employment contracts and that the Company has no key man insurance.

Selected Financial Data, page 11

11.   COMMENT:

      Indicate the information you are presenting is a summary of the selected financial data required by Item 301 of Regulation S-K, or alternatively, include selected financial data for the two years preceding September 30, 2002.

      RESPONSE:

      Per your request, we have indicated on page 11 that the information presented is a summary of the selected financial data required by Item 301 of Regulation S-K.
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Securities and Exchange Commission   - 8 -                      January 19, 2005


Management's Discussion and Analysis of Financial Condition and results of Operations, page 13

      Fiscal Year Ended September 30, 2004 Versus Fiscal year Ended September 30, 2003, page 13

12.   COMMENT:

      Your discussion provides limited insight into the underlying reasons for the variances depicted in you results of operations. Therefore, the extent to which your financial information is indicative of expected future results is unclear. Your disclosures should provide information about the quality and potential variability of earnings and cash flow, so that readers may ascertain the likelihood that past performance is indicative of future performance.

      Please revise your results of operations discussion to include the facts and circumstances underlying material trends, uncertainties, demands, events and commitments. Please refer to Instructions 3 and 4 to Paragraph
      (a) of Items 303 of Regulation S-K, and FRC Section 501.12.b.4 for further guidance.

      Additionally, when you attribute changes in significant items to more than one factor or element, breakdown and quantify the impact of each factor or element. Please refer to FRC Section 501.04 for further guidance.

      RESPONSE:

      In response to the Staff's comment, the disclosure in the MD&A under the caption "Overview" and "Fiscal 2004 Highlights" has been revised to focus readers on the principal trends, etc. affecting our results of operations.

      In the discussion of its results of operations, the Company has described that its fiscal 2004 revenues were greater than fiscal 2003 revenues as a result of increased demand for its services which allowed the Company to
      (1) field three new data acquisition crews, (2) obtain price improvements in its markets and (3) negotiate favorable contract provisions. However, the Company is unable to quantify with precision the actual dollar amount of each factor. While the Company is confident in identifying these effects, the calculation of the actual impact is not so clear and depends on the methodology used. Moreover, the Company believes that ascribing a dollar amount to these factors would lead investors to believe that such dollar amounts were as reliable as the other amounts disclosed in results of operations, which is not the case. As a result, the Company has disclosed that these factors affected its revenues, but has not ascribed a dollar number to each of the factors.
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Securities and Exchange Commission   - 9 -                      January 19, 2005


      Liquidity and Capital Resources, page 16

13.   COMMENT:

      The discussion of your operating and investing activities appears to be brief and focuses on changes that are evident in your consolidated statements of cash flows. For example, your discussion of cash provided by operating activities , activities in the short-term investment portfolio and capital expenditures essentially reiterates the basic changes depicted in your consolidated statements of cash flows. Because you provide only limited insight into the reasons underlying the variances identified, the indicative value of your reported results is unclear. You provide no or limited discussion of the underlying drivers (e.g., cash receipts from the sale of goods and services and cash payments to acquire materials or labor). Please refer to the guidance in FRC Section 501.13, and revise your disclosure accordingly.

      RESPONSE:

      In response to the Staff's comment, we have added a new introductory section in Liquidity and Capital Resources to discuss the principal factors underlying the Company's liquidity position.

14.   COMMENT:

      Please include a tabular disclosure of your contractual obligations, such as your operating lease and other obligations. Please refer to Instruction 5 to Paragraph (a) of Item 303 of Regulation S-K.

      RESPONSE:

      We have included the tabular disclosure of contractual obligations as required by Item 303 of Regulation S-K.

      Critical Accounting Policies, page 16

15.   COMMENT:

      The disclosures of your critical accounting policies appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. These critical accounting policies appear to have critical judgment and estimation attributes, but the disclosures you provide do not sufficiently address these attributes.
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Securities and Exchange Commission   - 10 -                     January 19, 2005


      Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

      (a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

      (b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

      (c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

      Please refer to FRC Section 501.14 for further guidance.

      RESPONSE:

      In response to the Staff's comment, the discussion of our critical accounting policies on page 17 and 18 has been expanded.

16.   COMMENT:

      In addition, it would appear you should address in your critical accounting policies discussion the estimates, variables and assumptions you utilize to determine your income tax provision. In this regard, we note a change in these attributes resulted in the elimination of your valuation allowance in 2004.

      RESPONSE:

      We have added a new section entitled "Tax Accounting" in the discussion of the Company's critical accounting policies to address the matters raised in the Staff's comment.

Underwriting, page 26

17.   COMMENT:

      You include a number of statements purporting to limit or qualify the obligation of your underwriter to purchase shares, including reference to approval by "its counsel," and you indicate it might reject an order in whole or in part. Revise to make clear that you will amend the disclosure as necessary to reflect any material changes to the arrangements you describe. Also describe in necessary detail any provisions that are not commonly found in underwriting agreements. In the alternative, eliminate any potential for the reader to infer that the underwriter might not be fully committed once the agreement has been signed.
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Securities and Exchange Commission   - 11 -                     January 19, 2005


      RESPONSE:

      The Company has revised its disclosure to make it clear that the Registration Statement will be amended to reflect any material changes to the underwriting arrangements. The Company does not believe that the Underwriting Agreement contains any provisions that are not commonly found in underwriting agreements. The Company has also revised the Registration Statement to explain that the obligation of the underwriters to purchase and accept delivery of the shares of common stock is subject to customary closing conditions. These customary closing conditions include an opinion of counsel. The Company has revised the Registration Statement to indicate that the Underwriters might reject an order from their customers in whole or in part. The ability of the Underwriters to reject an order from their customers does not effect the underwriting arrangements between the Company and the Underwriters.

      Electronic Distribution, page 28

18.   COMMENT:

      The second paragraph includes internally inconsistent and inappropriate disclosure. For example, you suggest that, among other things, "the information on the underwriter's website . . . has not been approved or endorsed by us or the underwriter . . . and should not be relied upon . . . " Please revise accordingly.

      RESPONSE:

      The Company believes that the disclosure in the second paragraph conveys the appropriate information. Any information other than the prospectus that is maintained on the underwriters' or any selling group member's websites is not part of the prospectus or the registration statement; therefore, neither the Company nor the Underwriters are required to approve or endorse the information. The investors should not rely on any information contained in the websites other than the prospectus in electronic format.

Financial Statements, page F-1

Note 1 - Summary of Significant Accounting Policies, page F-7

      Revenue Recognition, page F-8

19.   COMMENT:

      On page 20 you indicate you provide services under either a turnkey agreement or a term agreement. Tell us and disclose in further detail how you recognize revenue under each of these types of contracts.
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Securities and Exchange Commission   - 12 -                     January 19, 2005


      RESPONSE:

      The disclosure on page 17 under "Revenue Recognition" and in Note 1 on F-8 has been revised to reflect that revenues are recognized only when services are performed under both the Company's "turnkey" and "term" form of agreements.

Note 3 - Property, Plant and Equipment, page F-10

20.   COMMENT:

      Tell us what the property, plant and equipment amount you refer to as "Energy sources" represents.

      RESPONSE:

      The property, plant and equipment discussed under the caption "Energy Sources" consist of the vibrator energy sources used in seismic surveys and discussed in the "Business" section. We have revised the table caption in Note 3 on page F-10 to disclose that the Company is referring to these vibrator energy sources.

Note 8- Major Customers, page F-13

21.   COMMENT:

      Disclose the total amount of revenues from each major customer as required by paragraph 39 of SFAS 131.

      RESPONSE:

      We have revised Note 8 to the Financial Statements on page F-14 to disclose the percentages of revenue from each major customer in 2004.

Exhibits and Financial Statement Schedules, page II-2

22.   COMMENT:

      To the extent that you incorporate any exhibits by reference from previously filed documents with the Commission, identify the filing date of the document from which you are incorporating by reference.

      RESPONSE:

      We have revised the information on page II-2 under Item 16 (Exhibits and Financial Statement Schedules) and in the Index to Exhibits to identify the filing date of the documents from which exhibits are incorporated by reference.
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Securities and Exchange Commission   - 13 -                     January 19, 2005


                FORM 10-K FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 12

23.   COMMENT:

      Please include a schedule of the valuation and qualifying account for the accounts receivable valuation allowance and other accounts that would qualify. Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

      RESPONSE:

      We have supplementally included as Annex B the schedule of valuation and qualifying accounts requested by the Commission and the Company will file the schedule with its amendment to the 10-K.

24.   COMMENT:

      File as exhibits all employment and other agreements with any of your executive officers, as Item 601(b)(10) of Regulation S-K requires. Ensure that you discuss all of the material terms of any employment agreements you have with executive officers. Also, if there have been any material changes to the form of "master geophysical data acquisition agreement" that you filed as an exhibit more than a year ago, please file the new agreement as an exhibit rather than incorporating by reference the outdated version.

      RESPONSE:

      The Company has not entered into any employment or other agreements with any of its executive officers.

      The Company also confirms that there have been no changes to the form of "master geophysical data acquisition agreement" that was filed as Exhibit 10 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2003 filed on December 11, 2003 (File No. 000-10144).

      DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED DECEMBER 10, 2004

Security Ownership, page 9

25.   COMMENT:

      If known or readily ascertainable, disclose the natural person(s) who exercise voting and/or investment power with respect to each of the entities you list in the table. Include appropriate entries in the table, with explanatory notes if appropriate. See Exchange Act Rule 13d-3.
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Securities and Exchange Commission   - 14 -                     January 19, 2005


      RESPONSE:

      The information regarding the natural person(s) who exercise voting and/or investment power with respect to each of the entities listed in the table are not known or readily ascertainable by the Company. We believe that we have included appropriate entries in the table, with explanatory footnotes, for each such entity. Consistent with our disclosure obligations under Item 403 of Regulation S-K, we have included all information available from the publicly filed documents (the Schedule 13G or Form 13F-HR) for each such entity as of the most recent practicable date. In only one instance did an entity (Athena Capital Management, Inc.) provide information regarding a natural person (David P. Cohen) who was deemed to be a beneficial owner of the shares represented in the table. We have already included this information in footnote 6 to the table. Accordingly, we believe that no changes to the table are necessary.

      Please do not hesitate to contact me at 214.953.6419, or my partner Neel Lemon at 214.953.6954, if we can be of any further assistance in reviewing the above responses.

                                    Very truly yours,

                                    /s/ Sarah Rechter

                                    Sarah Rechter

Annex A - Industry support - Comment No. 5
Annex B - Valuation Account Schedule - Comment No. 23

cc:   L. Decker Dawson
      Stephen C. Jumper
      Christina W. Hagan
      Nicholas C. Taylor, Esq.
      Thomas P. Mason, Esq.
      Neel Lemon, Esq.

                                                                         Annex A

           (GLOBE GRAPHIC)   World Geophysical News   (GLOBE GRAPHIC)

VOLUME 16, NUMBER 23                                           DECEMBER 15, 2004

                  U.S. SEISMIC TRENDS SHOW BIG CHANGES IN 2004

The map of seismic crew activity in the United States changed this year. Long dominated by work on- and offshore Texas and Louisiana, seismic surveys shifted north in 2004.

      The year ends with The Rockies and Mid-Continent regions topping the list with the largest number of active crews.

      As the Gulf of Mexico recovers from a battering of multiple hurricanes, its vessel count has dwindled from 10 a year ago to seven this month.

      Onshore, the Gulf Coast Region and the Southwest Region, which last December accounted for a total of 15 crews, now host 13 active surveys.

      Meanwhile, 11 crews are at work in the Mid-Continent Region, up from just 8 last year at this time. And 8 crews are at work in the Rockies - more than double last December's tally of 3 active crews.

      For details and specific current locations, see pages 13-15.

                                    REMINDER:

                      THERE IS NO JANUARY 1 ISSUE OF "WORLD
                   GEOPHYSICAL NEWS." PUBLICATION WILL RESUME
                     ON JANUARY 15, 2005. MEANWHILE, WE WISH
                    YOU ALL A VERY HAPPY HOLIDAY SEASON AND A
                               PROSPEROUS NEW YEAR!

                               Inside This Issue:

 Statistical Summaries...............................3
    Global Activity..................................3
    U.S. Activity....................................8
    Contractor Activity.............................11

 U.S. Crews
    Working Crews...................................13
    Available Crews.................................16

 International Crews
    Working Crews...................................17
    Available Crews.................................27

The International seismic crew count is UNCHANGED... at 152 from month-ago. Details inside. (DOWN ARROW GRAPHIC)(UP ARROW GRAPHIC)

The U.S. seismic crew count is DOWN...by 1 to 48 from month-ago. Details inside. (DOWN ARROW GRAPHIC)

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
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pg 2...Dec. 15, 2004

                                                          WORLD GEOPHYSICAL NEWS

                             Statistical Summaries:
                                 Global Activity

World Region Crew Counts*

                         Seismic                 Working
               December 15, 2004              Month   Year
                 Work      Avail   Total       Ago     Ago
Africa             27        19      46         26      28
Canada             19        18      37         15      19
CIS                19        22      41         19      28
Europe              7        19      26         10      13
Far East           45        44      89         45      38
Middle East        20        20      40         21      15
Latin America      15        26      41         16      15
United States      48        13      61         49      41

  Totals          200       181     381        201     197

* Counts for CIS, China and India are estimates based on partial data.


World Share of Geophysical Activity

(PIE CHART)

United States 24%

Far East 22%

Africa 13%

Middle East 10%

CIS 10%

Europe 8%

Latin America 8%

Europe 4%


                                                            Dec, 15, 2004...pg 3

WORLD GEOPHYSICAL NEWS

Seismic Crew Counts by Country
(excluding U.S.)

                                          Seismic                Working
                                  December 15, 2004           Month    Year
                                  Work     Avail   Total      Ago      Ago
Algeria                            9         2      11          9       11
Chad                               1         0       1          1        0
Congo                              0         0       0          0        0
Egypt                              0         4       4          1        0
Gabon                              0         1       1          0        0
Libya                              7         1       8          7        3
Morocco                            0         1       1          0        0
Nigeria                            1         3       4          1        3
Tunisia                            1         1       2          0        0
Alberta                           13        13      26         13       17
British Columbia                   1         3       4          0        0
New Brunswick                      0         0       0          O        1
Nova Scotia                        0         1       1          1        0
Saskatchewan                       3         1       4          1        1
Azerbaijan                         0         0       0          0        0
Kazakhstan                         1         1       2          1        2
Kyrgystan                          1         0       1          1        0
Russia                            16        12      28         16       15
Ukraine                            0         0       0          0        0
Uzbekistan                         0         4       4          0        4
Albania                            0         1       1          0        1
Austria                            0         1       1          0        1
Bulgaria                           0         1       1          0        0
Czech Republic                     0         0       0          0        0
England                            1         0       1          1        0
Germany                            0         1       1          1        0
Hungary                            2         1       3          2        1
Lithuania                          0         2       2          0        1
Poland                             3         3       6          3        4
Romania                            0         3       3          0        3
Slovakia                           0         0       0          1        0
Yugoslavia                         0         0       0          0        0
Australia                          1         4       5          3        1
Bangladesh                         1         0       1          1        0
China                             14         0      14         14       15
India                              7        23      30          7        3
Indonesia                          3         7      10          3        1
Malaysia                           0         0       0          0        1
New Zealand                        1         0       1          0        0
Papua New Guinea                   0         0       0          0        0
Taiwan                             0         0       0          0        0
Iran                               3         6       9          4        0
Iraq                               0         0       0          0        0
Oman                               3         2       5          3        3
Pakistan                           8         2      10          8        7
Saudi Arabia                       0         4       4          0        0
Turkey                             4         1       5          4        0
United Arab Emirates               0         0       0          0        1


pg 4...Dec. 15, 2004

                                                          WORLD GEOPHYSICAL NEWS

(excluding U.S.)

                                       Seismic                     Working
                             December 15, 2004                Month      Year
                              Work      Avail      Total       Ago       Ago
Yemen                           1          2          3          1         2
Argentina                       3          8         11          4         6
Bolivia                         0          1          1          1         0
Brazil                          1          0          1          1         0
Chile                           1          0          1          0         0
Colombia                        1          1          2          1         1
Ecuador                         2          1          3          2         1
Mexico                          2          2          4          2         1
Peru                            0          0          0          0         0
Venezuela                       1          2          3          1         0

     Sub-Totals               117        127        244        120       111

African Waters                  8          6         14          7        11
Canadian Waters                 2          0          2          0         0
CIS Waters                      1          5          6          1         7
European Waters                 1          6          7          2         2
Far Eastern Waters             18         10         28         17        17
Middle Eastern Waters           1          3          4          1         2
Latin American Waters           4         11         15          4         6

     Sub-Totals                35         41         76         32        45

       Totals                 152        168        320        152       156

* Canadian counts are shown by province.

                                                            Dec. 15, 2004...pg 5

WORLD GEOPHYSICAL NEWS

Historical Monthly Crew Counts
Western Hemisphere

(LINE CHART)

Historical Monthly Crew Counts
Europe, Africa, Middle East

(LINE CHART)

pg 6...Dec. 15, 2004

                                                          WORLD GEOPHYSICAL NEWS

Historical Monthly Crew Counts - Far East/Australia

(LINE CHART)

Global Onshore/Offshore Comparison

(BAR CHART)

3-D vs. 2-D Survey Summary

                                 4-D     3-D      2-D     Unknown Total
        Africa                    0       10        9        0       19
        Canada                    0       10        7        0       17
        CIS                       0        3       15        0       18
        Europe                    0        2        4        0        6
        Far East                  0        8       17        2       27
        Middle East               0        4       15        0       19
        Latin America             0       10        1        0       11
        Sub-Totals                0       47       68        2      117

        Africa Offshore           0        4        4        0        8
        Canada Offshore           0        1        1        0        2
        CIS Offshore              0        1        0        0        1
        Europe Offshore           0        1        0        0        1
        Far East Offshore         0       10        8        0       18
        Middle East Offshore      0        0        1        0        1
        Latin America Offshore    1        1        2        0        4
        Sub-Totals                1       18       16        0       35

         Totals                   1       65       84        2      152


                                                            Dec. 15, 2004...pg 7

WORLD GEOPHYSICAL NEWS

                                  U.S. Activity

Regional Crew Counts

                                           Seismic                 Working
                                  December 15, 2004    Month Year
                                   Work     Avail    Total       Ago     Ago
West Coast Region                     0         0        0         1       2
Alaska                                2         2        4         2       0
Rockies Region                        8         5       13        10       3
Mid-Continent                        11         0       11         9       8
Southwest Region                      6         0        6         6       9
Gulf Coast Region                     7         3       10         9       6
Ark-La-Tex                            6         0        6         4       1
Illinois Basin                        1         0        1         1       1
Michigan Basin                        0         0        0         1       0
Appalachian Basin/Northeas            0         0        0         1       1
Offshore                              7         3       10         5      10
 Totals                              48        13       61        49      41

Regional Comparison of Active Crews

(BAR CHART)

pg 8...Dec. 15, 2004

                                                          WORLD GEOPHYSICAL NEWS

State Crew Counts

                                SEISMIC                            WORKING
                           DECEMBER 15, 2004                  MONTH        YEAR
                            WORK      AVAIL       TOTAL        AGO         AGO
Alaska                        2          2           4           2           0
California                    0          0           0           1           2
Colorado                      2          2           4           2           1
Gulf of Mexico                7          3          10           5          10
Illinois                      1          0           1           1           1
KANSAS                        6          0           6           4           5
Louisiana - South             2          1           3           2           3
Michigan                      0          0           0           1           0
Montana                       0          2           2           0           0
New Mexico - Southeast        1          0           1           1           2
North Dakota                  1          0           1           1           0
Ohio                          0          0           0           1           1
Oklahoma                      3          0           3           4           3
South Dakota                  0          0           0           0           1
Texas - East                  6          0           6           4           1
Texas - West                  5          0           5           5           7
Texas Gulf Coast              5          2           7           7           3
Texas Panhandle               2          0           2           1           0
Utah                          3          1           4           4           0
Wyoming                       2          0           2           3           1
 Totals                      48         13          61          49          41

U.S. 3-D vs. 2-D Survey Summary

Alaska                        0          2           0           0           2
Colorado                      0          1           1           0           2
Gulf of Mexico                0          4           3           0           7
Illinois                      0          0           1           0           1
Kansas                        0          3           3           0           6
Louisiana - South             0          2           0           0           2
New Mexico - SE               0          1           0           0           1
North Dakota                  0          1           0           0           1
Oklahoma                      0          2           1           0           3
Texas - East                  0          6           0           0           6
Texas - West                  0          3           2           0           5
Texas Gulf Coast              0          5           0           0           5
Texas Panhandle               0          2           0           0           2
Utah                          0          3           0           0           3
Wyoming                       0          2           0           0           2
 Totals                       0         37          11           0          48


                                                            Dec. 15, 2004...pg 9

WORLD GEOPHYSICAL NEWS

Seismic Breakdown by State


                         DYNAMITE              VIBROSEIS                OTHER
                 WORK  AVAIL  TOTAL  WORK   AVAIL   TOTAL   WORK   AVAIL   TOTAL
Alaska             1     0       1     1       2       3      0      0       0
Colorado           2     0       2     0       2       2      0      0       0
Gulf of Mexico     0     0       0     0       0       0      7      3      10
Illinois           1     0       1     0       0       0      0      0       0
Kansas             0     0       0     5       0       5      1      0       1
Louisiana -
  South            2     1       3     0       0       0      0      0       0
Montana            0     0       0     0       1       1      0      1       1
New Mexico - SE    0     0       0     1       0       1      0      0       0
North Dakota       0     0       0     1       0       1      0      0       0
Oklahoma           2     0       2     1       0       1      0      0       0
Texas - East       2     0       2     4       0       4      0      0       0
Texas - West       4     0       4     1       0       1      0      0       0
Texas Gulf Coast   3     2       5     2       0       2      0      0       0
Texas Panhandle    0     0       0     2       0       2      0      0       0
Utah               1     1       2     1       0       1      1      0       1
Wyoming            0     0       0     2       0       2      0      0       0
 Totals           18     4      22    21       5      26      9      4      13


pg 10...Dec. 15, 2004

                                                          WORLD GEOPHYSICAL NEWS

                               Contractor Activity

                       UNITED           LATIN                   MIDDLE  FAR
                       STATES  CANADA  AMERICA  EUROPE  AFRICA   EAST   EAST  CIS  TOTAL
AGESCO                    0       0        0       0       3       0      0    0      3
Bashneftegeofizikia       0       0        0       0       0       0      0    3      3
Basin Geo.                1       0        0       0       0       0      0    0      1
Bur. Geophys. Prosp.      0       0        1       0       3       2      0    0      6
Breckenridge Exp          2       0        0       0       0       0      0    0      2
CGG                       0       0        0       0       2       0      2    0      4
Fugro (Chance)            2       0        2       0       0       0      0    0      4
Conquest                  0       4        0       0       0       0      0    0      4
China Offshore Oil        0       1        0       0       0       0      3    0      4
Dank                      0       0        0       0       0       0      0    1      1
Daqing Geophysical        0       0        0       0       0       0      1    0      1
Datum                     0       2        0       0       0       0      0    0      2
Dawson Geophysical        9       0        0       0       0       0      0    0      9
Eagle Geophysical         0       2        0       0       0       0      0    0      2
Elnusa                    0       0        0       0       0       0      2    0      2
ENAGEO                    0       0        0       0       8       0      0    0      8
Fairfield                 2       0        0       0       0       0      0    0      2
Fugro-Geoteam             0       0        0       0       1       1      0    0      2
Geofizyka Krakow          0       0        0       2       0       0      0    0      2
Grant/Solid State         1       0        4       0       0       0      2    0      7
Great Lakes               1       0        0       0       0       0      0    0      1
Geophysical Svcs Ltd      0       0        0       1       0       0      0    0      1
GSI                       0       1        0       0       0       0      0    0      1
GeoStrata                 0       2        0       0       0       0      0    0      2
Geofizyka Torun           0       0        0       2       0       0      0    0      2
Henan Explor. Bureau      0       0        0       0       0       0      3    0      3
Intl Mining Consult.      0       0        0       1       0       0      0    0      1
Oil India                 0       0        0       0       0       0      1    0      1
Integrated Data Svcs      0       0        0       0       1       0      0    0      1
Irkutskgeofizika          0       0        0       0       0       0      0    2      2
JiangHan Geophysical      0       0        0       0       0       0      2    0      2
JOECO, SINOPEC            0       0        0       0       0       0      1    0      1
Kyrgyzneftgeofizika       0       0        0       0       0       0      0    1      1
La Mesa Geophysical       1       0        0       0       0       0      0    0      1
LARGE                     0       0        0       0       0       0      1    0      1
Lebap Expedition          0       0        0       0       0       1      0    0      1
Lockhart Geophysical      4       0        0       0       0       0      0    0      4
MultiWave Geophys.        0       0        0       0       0       0      1    0      1
Nageco                    0       0        0       0       2       0      0    0      2
NIOC                      0       0        0       0       0       1      0    0      1
Norcana                   0       2        0       0       0       0      0    0      2
Norex                     0       1        0       0       0       0      0    0      1
OESCO                     0       0        0       0       0       2      0    0      2
OSS                       0       0        0       0       1       0      0    0      1
OGDC                      0       0        0       0       0       7      0    0      7
ONGC                      0       0        0       0       0       0      6    0      6
Paragon Geophysical       2       0        0       0       0       0      0    0      2


                                                           Dec. 15, 2004...pg 11

WORLD GEOPHYSICAL NEWS

                        United           Latin                   Middle  Far
                        States  Canada  America  Europe  Africa   East   East  CIS  Total
Perneftgeofizika           0       0        0      0        0      0      0     4      4
Petro-Alliance Svc.        0       0        0      0        0      0      0     1      1
PGS Exploration            3       0        2      1        1      0      1     0      8
Polaris                    0       1        0      0        0      0      0     0      1
Profile                    0       1        0      0        0      0      0     0      1
Quantum                    2       0        0      0        0      0      0     0      2
Racal/Thales Survey        1       0        0      0        0      0      0     0      1
Samaraneftegazgeofiz       0       0        0      0        0      0      0     1      1
Saratov Geophysical        0       0        0      0        0      0      0     1      1
Shanghai Offshore          0       0        0      0        0      0      2     0      2
Sichuan Petroleum          0       0        0      0        0      0      4     0      4
Spetsgeofizika             0       0        0      0        0      0      0     1      1
Subsurface Explor.         2       0        0      0        0      0      0     0      2
Terrex Seismic             0       0        0      0        0      0      1     0      1
Tesla                      1       2        0      0        0      0      0     0      3
TGS-NOPEC                  0       0        0      0        1      0      2     0      3
Tidelands                  3       0        0      0        0      0      0     0      3
Trace                      1       0        0      0        0      0      0     0      1
Tuha Geophysical           0       0        0      0        0      0      3     0      3
Turkiye Petrolleri         0       0        0      0        0      3      0     0      3
Tyumenneftegazgeofiz       0       0        0      0        0      0      0     2      2
Velseis                    0       0        0      0        0      0      1     0      1
Veritas DGC                9       0        2      0        1      2      3     0     17
Volgogradneftegazgeo       0       0        0      0        0      0      0     1      1
Vostokgeologiya            0       0        0      0        0      0      0     1      1
Western GECO               0       0        4      0        3      1      3     0     11
Wooten & Associates        1       0        0      0        0      0      0     0      1
Totals:                   48      19       15      7       27     20     45    19    200


pg 12...Dec. 15, 2004

                                                          WORLD GEOPHYSICAL NEWS

                            U.S. CREW ACTIVITY REPORT
                                 WORKING CREWS

                                                   SOURCE          EQUIPMENT             TOWN BASE         COMMENTS
                  CONTRACTOR               CREW    CHANNELS        COVERAGE              SURVEY AREA       OPERATOR
                  ----------               ----    --------        --------              -----------       --------
Alaska
Alaska
                  Veritas DGC               21     Dynamite 3-D    RSR                   Prudhoe
                                                   &2800 Chan

                  Veritas DGC               25     Vibroseis 3-D   MRX Vibroseis         Anchorage
                                                   &1200 Chan
Rockies Region
Colorado
                  Tesla                     4      Dynamite        SN-Eagle 88
                                                   2-D&&

                  Veritas DGC               24     Dynamite 3-D    I/O System Two        Rifle Garfield
                                                   &3700 Chan                            County

North Dakota      Grant/Solid State        953     Vibroseis 3-D   MRX-I/O System Two    Bowman County
                                                   &6000 Chan

Utah
                  Dawson Geophysical        21     Vibroseis 3-D   I/O System Two        Sevier County
                                                   &4000 Chan

                  Dawson Geophysical        27     Dynamite                                                proprietary
                                                   3-D&&

                  Veritas DGC               41     Vib/Dyna 3-D    I/O RSR               Vernal Uintah
                                                   &2700 Chan                            County

Wyoming
                  Dawson Geophysical        19     Vibroseis 3-D   I/O System Two
                                                   &5000 Chan

                  PGS Exploration          330     Vibroseis 3-D   I/O RSR               Riverton Fremont
                                                   &4000 Chan                            County

Mid-Continent
Kansas
                  La Mesa Geophysical     1 **     Vibroseis 2-D   weight drop           Hodgeman County
                                           new     && 72 Chan
                                           site

                  Lockhart Geophysica     1 **     Vibroseis 3-D                         Ellis County
                                           new     &&560 Chan
                                           site

                  Lockhart Geophysica     2 **      Vibroseis 3-D                         Russell County
                                           new     &&120 Chan
                                           site

                  Lockhart Geophysica     3 **     Vibroseis 2-D   digipulse weight dro  Norton County
                                           new     &&120 Chan
                                           site

                  Lockhart Geophysica     4 **     Vibroseis       ARAM                  Ness County
                                           new     3-D &&
                                           site

                  Paragon Geophysical       1      Vib/Dyna        Sercel 408 UL
                                                   2-D &&

Oklahoma
                  Paragon Geophysical       2      Dynamite        I/O System II, DFS V
                                                   2-D&&

                  Tidelands                330 **  Dynamite 3-D    Opseis Eagle                            transition zone
                                            new    &2000 Chan                            Carter County
                                           site

                                                                   Shallow Waters

                  Veritas DGC                23    Vibroseis 3-D   MRX Vibroseis         Poteau Haskell
                                                   &4500 Chan                            County

Texas Panhandle
                  Dawson Geophysical         22    Vibroseis 3-D   I/O system Two        Hutchinson County
                                                   &4000 Chan

                  Subsurface Explor.         43    Vibroseis 3-D                         Briscoe County
                                                   &&640 Chan

                                                                                                      Dec. 15, 2004 ... pg 13


WORLD GEOPHYSICAL NEWS

                            U.S. CREW ACTIVITY REPORT
                                 WORKING CREWS

                                                   SOURCE          EQUIPMENT             TOWN BASE         COMMENTS
                  CONTRACTOR               CREW    CHANNELS        COVERAGE              SURVEY AREA       OPERATOR
                  ----------               ----    --------        --------              -----------       --------
Southwest Region
New Mexico -
Southeast
                  Dawson Geophysical      20       Vlbroseis       I/O System Two        Lea County        proprietary
                                                   3-D &2000
                                                   Chan

Texas - West
                  Basin Geo.            1 ** new   Dynamite 3-D    EWG --  Weight        Hood County
                                          site     &&360 Chan      Drop

                  Breckenridge Exp       101 **    Dynamite 3-D    Opseis                Archer County
                                        new site   &1200 Chan

                  Breckenridge Exp        201      Dynamite 2-D    Opseis                Young County
                                                    &1200 Chan

                  Dawson Geophysical       26                                            McMullen County
                                                   Vibroseis
                                                   3-D&&

                  Wooten & Associates     101
                                                   Dynamite
                                                   2-D&&

Gulf Coast
Region
Louisiana -
South
                  Veritas DGC              43      Dynamite 3-D    I/O RSR               Abbeville
                                                   &&700 Chan                            Cameron Parish

                  Veritas DGC              45      Dynamite 3-D    I/O RSR               Franklin
                                                   &1800 Chan                            Iberia
                                                                                         Parish

Texas Gulf Coast   Dawson Geophysical      24      Vibroseis       I/O System Two        Hidalgo County
                                                   3-D &5000
                                                   Chan

                  PGS Exploration         300      Dynamite 3-D    I/O RSR               Ft. Bend, Harris
                                                   &4000 Chan                            counti

                  PGS Exploration         320      Vlbroseis       SN 408                Kingsville
                                                   3-D &7000                             Kleberg County
                                                   Chan

                  Quantum                103 **    Dynamite 3-D    I/O System Two        Dayton
                                        new site   &6000 Chan      - RSR

                  Tidelands               310      Dynamite 3-D    388 Eagle Opseis      Port Lavaca
                                        ** new     &2500 Chan                            Calhoun County
                                         site

Ark-La-Tex
Texas -
East
                  Dawson Geophysical      23       Vibroseis       I/O System Two        Johnson County
                                                   3-D &5000       - RSR                 proprietary
                                                   Chan

                  Dawson Geophysical      25       Vibroseis                             Johnson County
                                                   3-D&&

                  Quantum               101 **     Vlbroseis       MRX- I/O              Weatherford
                                        new site   3-D &3000       System Two
                                                   Chan

                  Subsurface Explor.      42       Vibroseis       high resolution       Ft. Worth
                                                   3-D &1500
                                                   Chan

                  Tidelands              320       Dynamite                              Clebume Johnson
                                                   3-D&&                                 County

                  Trace                   1 **     Dynamite                              Weatherford
                                        new site   3-D&&

Illinois
Basin
Illinois
                  Great Lakes          1 ** new    Dynamite 2-D    Sercel 388            Illinois
                                         site      &1200 Chan

Offshore
Gulf of
Mexico
                  Fugro (Chance)       Geodetic    Watergun        analog -              South Pass
                                       ** new      2-D && 1        bottom prof
                                         site      Chan            Deep Waters

pg 14 ... Dec. 15, 2004

                                                          WORLD GEOPHYSICAL NEWS

                            U.S. CREW ACTIVITY REPORT
                                 WORKING CREWS

                                                   SOURCE          EQUIPMENT             TOWN BASE         COMMENTS
                  CONTRACTOR               CREW    CHANNELS        COVERAGE              SURVEY AREA       OPERATOR
                  ----------               ----    --------        --------              -----------       --------
                  Fugra (Chance)       L'Appenteur Watergun 2-D                          West Cameron
                                       ** new      && 48 Chan
                                       site
                                                                   Deep Waters

                  Fairfield            105/New     Airgun 3-D&&    OBS - telseis         West Cameron      Hurricane -
                                       Venture                                                             at dock

                  Fairfield            107/        Airgun 3-D      OBC - 4 boats,        High Island
                                       Explorer    &1500 Chan      3-D 4                                   radiotelemetry

                                                                   Shallow Waters


                  Racal/Thales Survey  Albuquerque Airgun          single
                                       ** new      2-D && 48 Chan  streamer-600m         Viosca Knoll
                                       site

                  Veritas DGC          Vantage     Airgun 3-D&&
                                       ** new
                                       site

                                                                   Deep Waters

                  Veritas DGC          Viking I    Airgun 3-D&&    6 streamers
                                       ** new
                                       site

                                                                   Deep Waters
                                                                                                    Dec. 15, 2004 ... pg 15

WORLD GEOPHYSICAL NEWS

                            U.S. CREW ACTIVITY REPORT
                                 WORKING CREWS

                                                   SOURCE          EQUIPMENT             TOWN BASE         COMMENTS
                  CONTRACTOR               CREW    CHANNELS        COVERAGE              SURVEY AREA       OPERATOR
                  ----------               ----    --------        --------              -----------       --------

Alaska
Alaska
                  PGS Exploration          357     Vibroseis 3-D   SN 408                                  *Available*
                                                   &8000 Chan

                  PGS Exploration          358     Vibroseis 2-D   SN-408                -                 *Available*
                                                   &2000 Chan

Rockies Region
Colorado
                  Grant/Solid State        952     Vibroseis                             Rifle             *Available*
                                                   3-D&&

                  Grant/Solid State        954     Vibroseis 2-D   MRX-I/O System Two
                                                   &6000 Chan                            San Luis County   *Available*

Montana
                  Polaris                    5     Vibroseis 2-D&& Aram-24                                 rained out
                                                                                                           *Available*

                  Tesla                      5     Vib/Dyna 3-D&&                        Hardln            *Available*

Utah
                  Trace                      2     Dynamite 3-D&&                                          in transit
                                                                                                           *Available*

Gulf Coast
Region
Louisiana -
South
                  Quantum                  104     Dynamite 3-D&&                        St. Martin Parish *Available*

Texas Gulf Coast
                  Grant/Solid State        347     Dynamite 3-D    RSR-I/O System Two    San Patricio      *Available*
                                                   &5700 Chan                            County
                  Grant/Solid State        350     Dynamite 3-D    I/O System Two -      Livingston County *Available*
                                                   &3500 Chan      RSR

Offshore Gulf
of Mexico
                  Fugro (Chance)       Brooks      Airgun 2-D&&    Autonomous Underwate  dock              leased boat
                                       McCall                                                              *Available*

                  Racal/Thales         Meg Skansl  Airgun 3-D&&                          Main Pass         *Available*
                  Survey

                  Racal/Thales         Reflection  Airgun          single                                  high resolution
                  Survey                                           streamer-600m

pg 16 ... Dec. 15, 2004

Annex B

Dawson Geophysical Company
Valuation Account

                                        Balance at            Charged to                        Balance at
                                    beginning of period    cost and expenses    Deductions    end of period
Allowance for doubtful accounts:
    2004                                  127,000               100,000           28,000          199,000
    2003                                   71,000                56,000               --          127,000
    2002                                  121,000                    --           50,000           71,000